



Company Name	CricClubs



Logo	

Headline	All-in-one digital platform for cricket players, fans, teams, and leagues

**Cover
photo**



**Hero
Image**



Tags   Sports, B2C, E-commerce, Marketplace

**Pitch
text**

Summary

- #1 platform for cricket league management

- 5K+ leagues | 2M+ users | 57+ countries | 18 National Governing Bodies

- $1M+ revenue generated till date

- 66% CAGR/year

- 85%+ of USA cricket participants use CricClubs platform

- Live streamed 100+ official international matches across 4 continents

Problem

Managing cricket has numerous challenges

Setting up a cricket league can be tough - many organizers face challenges around engagement, organization and resource issues.

Engagement Issues **Organization Issues** **Resource Issues**



Most Grass-roots Cricket leagues lack dynamic websites and don't leverage technology to their full-benefit.

This lowers engagement with fans, local communities, players, teams, umpires and sponsors**Organizing Grass-roots cricket** leagues, tournaments and matches is often **still done on paper**, and is **time-consuming, inefficient, and tiring**.

This laborious process makes tracking performance, **managing** scores, and publishing schedules difficult..**Cricket stakeholders** - especially Grass-roots players, teams, and leagues **- struggle to get the various tools and resources they need.**

Purchasing of these tools & resources is **often complicated and limited by geography**.

Solution

CricClubs: the world's most comprehensive cricket platform

CricClubs is an online platform specifically designed for cricket players, offering them multiple engagement, organizational and marketplace-related solutions. We pride ourselves on three core products: digital management portal, multimedia solutions, and e-commerce marketplace.

Digital Management Portal

Comprehensive League Management portal includes:

- Team and league calendar
- Match scheduler;
- League statistics;
- Field management
- Communication module
- and more;

Our Academy Management Portal includes:

- Attendance tracking
- Performance reports
- Payment Management
- Alerts and Notifications
- Program Management

CricClubs Digital Platform is easy-to-use, as per testimonials, endorsements, and many high-social media reviews.

Multimedia Solutions

- Ball-by-ball live-scoring;
- App based live-stream control that can also sync with television and PCs;
- Easy-to-integrate with social media channels such as Facebook & YouTube;
- Post-production package and various graphic overlays;
- Comprehensive statistics, weekly leader boards, and more to further drive engagement on community modules.

E-commerce Marketplace

- Custom apparel (jersey, pants, shoes, etc.);
- Custom equipment (bats, balls, etc.);
- Other branded merchandise and rental equipment;
- Player & team insurance;
- Smart LED scoreboards;
- Other products in development.

Each of these take on the aspects of organizing a match, providing a one-stop solution for league management and purchase cricket related products.


Home
Players
Matches
Teams
Statistics
Series
League
Log in
Powered by CRICCLUBS
KCC CROWNED UNIMONI - KPL SEASON 12
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LIVE
CRIC STORES
Cricket US Arizona
2018 Blast South
Results
MORE
Schedules
CRICCLUBS
CRICKET LIKE NEVER BEFORE!

Product

A comprehensive platform for everything related to cricket

CricClubs makes world-class technology, products and services easily accessible to every cricket administrator, organizer, team manager, player, fan and follower so they can participate like never before! Using CricClubs platform is simple, just sign up on the platform and gain access to the technology necessary to manage cricket like never before


LEAGUE
MANAGEMENT
PORTAL
LIVE
SCORING
CUSTOM APPAREL
& MERCHANDISE
CRIC CLUBS
LIVE
STREAMING
AI
VIDEO ANALYTICS
LED
SCOREBOARD
INDIA
157/3
16.3 OVERS

League management provides all the tools necessary for cricket administrators to manage their league with ease. This includes an instant league website with 5-minute tournament setup, match center, automatic points table, comprehensive statistics, mobile app, news feed, photo gallery, social media integrations and many more.



Live scoring app provides real-time updates of the matches so players, fans and followers can track their favorite teams and players. The scores are published on both web and mobile platforms with ball to ball statistics and provide overlays for live streaming.


LIVE SCORING
Login with
Your Credentials
2
Select playing
Squad
4
Login
1
Download
Cricclubs App
3
Select the match
for Live Scoring
5
Start scoring
6
Automatic
stats
7
Scores published
on web and mobile
8
Live video with
score overlays

Live stream the matches on various platforms such as Facebook, YouTube to reach out to more audience and promote your tournaments. CricClubs live stream technology allows live scores and other graphics to be seamlessly integrated into any live video production real time.


LIVE STREAMING
Real-time Scores integrated into video
Replay of key match moments
High-quality broadcast with commentary integrated
Live streaming on social media Platforms
Live engagement of viewers on social media

Custom apparel and cricket equipment for players who love to have their unique jerseys designs. We at CricClubs provide fully sublimated jerseys which are fully customizable with unlimited colors and designs. We also strive to take the cricketing experience to next level by customizing the cricket equipment as per the player needs.



Smart Scoreboard is an IoT device that provides real-time match scores by connecting to CricClubs cloud. We have released Alpha version of our smart scoreboard in late 2019 and has garnered a lot of interest. We are getting ready to release beta version in summer of 2020.

Academy management solution from CricClubs helps Cricket Academies go digital instantly with online portal, online payments, player performance management, program schedules and much more.


Attendance


Performance Reports


Payments


SMS/Email


Program Management


Admin Console


Profile
Profile Details
Academy logo
choose file....
Academy Name
Academy Address
Update Address
CRICCLUBS
Programs
Coaches
Players
Volunteers
Events
Attendance
Media
CMS Pages
Feedback
Bulk Email/SMS


Player ID :
Age : 36
Playing Role : All Rounder
Batting Style : Left Handed Batsman
Bowling Style : Right Handed Bowler
Matches
189
Runs
12987
Wickets
145
BATTING RUNS PER INNINGS
08/12/2016
Runs : 78
BATTING
Not Out
LBW
Caught
Stumped
Bowled
Wkt Catch
Run Out
22%
33%
Batting
04%
14%
06%
27%
04%

CricClubs has also been investing in building **Artificial Intelligence based video analytics solutions** for match highlights and player performance tracking. A major release is expected in the coming months.

Your browser does not support HTML5 video.

Traction

5K+ cricket leagues across 57 countries

CricClubs is one of the world's premier platforms for all cricket leagues. We currently host over **5K leagues across 57 countries**, and have reached **over 2.2M users as of 2019**.

  

Key Milestones*:

- More than **85% of USA Cricket** participants use CricClubs platform
- Official competition management platform for **18 National Governing Bodies of Cricket** across the world - about **17% of ICC Associate Members!**
- Live streamed **50+ official international** matches using CricClubs technology from 9 countries (4 continents)!
- Over all **2500 matches live streamed** using our streaming technology
- Established as **leading seller of custom team apparel** in USA



CricClubs has seen steady active-league growth across the world from 2015 onwards.





We have streamed multiple international cricket events and are in conversations to secure partnerships with ICC Consortium members and other major events.

Customers

2.2M users and increasing

CricClub serves a huge community of cricket fans, players, teams and leagues. We've seen steady user growth across the world since our launch and have maintained a healthy **growth rate of 66% per year**.



We have grown our user base through partnerships with ICC governing bodies and notable brands and leagues.



USA Saudi Arabia Singapore Guernsey Mexico South Korea Sweden

Thailand Malaysia Guyana Greece Uganda Russia

Hong Kong Spain Cayman UAE Norway

Testimonials

Our customers have been our biggest allies in helping fuel the growth of CricClubs around the world.

"My experience with CricClubs for Live Streaming during this period was overwhelmingly positive, and I have subsequently recommended them to other cricket boards around the world for similar services, and I look forward to continuing to build our relationship with them in the USA moving forward."



Iain Higgins, Chief Executive Officer
USA Cricket (Official National Governing Body of Cricket in USA)

Prior to becoming CEO of USA Cricket, Iain worked as Chief Operating Officer for International Cricket Council (ICC), the governing body of Cricket in the world

"Cricket Leinster needed a live scoring solution that was available on all phones, tablets and laptops, and that could provide overlays for matches being streamed. CricClubs was the best solution we found. On top of this, their support and help has been second to none, with CricClubs continually developing to suit our needs."



Paul Reynolds, Chief of Cricket
Cricket Leinster (Provincial body of Cricket in Leinster, Ireland)

Paul Reynolds is on the ICC International Umpires Panel and officiated several international cricket matches

Business Model

3 major revenue streams

The principal sources of revenue for CricClubs comes from the software subscription fees, e-commerce sales, and advertising partnerships.



CricClubs offers a few subscriptions plans to meet the needs of Cricket organizations that are just starting out all the way to a Cricket National Governing Bodies (highest level of cricket organizations in a country) managing grass-roots cricket with thousands of teams.

We offer fully customizable high-quality Cricket Apparel at very affordable prices. In addition to apparel, we also offer various brands of high quality cricket gear (bats, balls etc).

CricClubs also has long standing advertising partnerships with internationally recognized brands.

Market

The 2nd most popular sport in the world

Cricket is the second most popular sport in the world. As one of the leading digital platforms for cricket, we are currently capturing just 2M of the **300M players, fans, and followers**. With our current growth rate, we believe we can easily tap into this market and

capture 15M+ people involved in the sport.

The market we are in is over **$50B** and we have enormous potential to grow. This market size is just for Cricket. The market size increases significantly as we execute our plans to extend our offerings to other team sports such as Soccer, Baseball etc.

Competition

Outpacing the competition with our comprehensive platform

There are a high number of startups in sports data analytics business. While a few of these such as CricHQ, CricHeroes, SportsMechanics, Chauka are strong competitors to CricClubs in Cricket management space, several others have surfaced in the last couple of years and still relatively new.

CricClubs solution is unique because it delivers globally-focused sports-tech platform forging multiple solutions for cricket fans, teams, leagues, and more. Our solutions are adaptable to both the highest levels of Cricket and the grass-roots level. Our comprehensive solutions for national governing boards, leagues that run year-long, tournaments that run just on week-end, Cricket academies, live streaming solutions, IoT smart equipment and cricket gear coupled with our world-class customer centric support sets up apart.

Platform Management



An easy-to-use & comprehensive **cricket management platform** for all types of teams, leagues, and tournaments that delivers enormous flexibility

Platform also provides **data analytics** and **integrates easily with social media** and social networks to **drive fan-engagement**.

Media Solutions



Mobile app and live-streaming equipment supports all types of teams and leagues to broadcast their matches.

Media solutions also include news about players, teams, matches, tournaments, and more.

E-Commerce Market



E-commerce platform of CricClubs is global and offers custom apparel, merchandise, Smart-LED scoreboards, and more.

Additional product-lines are underway.

Vision

Capturing India and expanding globally

Our immediate plans include expanding our reach into India, one of the biggest cricket markets in the world. By reaching our funding goal, we plan to focus our marketing efforts on growing our user base and securing more partnerships with leading leagues, cricket organizations, and live stream partners.

Expansion Plans in Indian Subcontinent

  

1 Hire sales consultants with prior experience in Cricket Analytics & Technology or experience working with National Governing Bodies (NGB's)

2 Regional promotion through Territory Sales Agent Agreements

3 Extensive marketing campaign in Indian subcontinent through major media organizations and through partnerships with players, teams, fans and local leagues

4 Leverage cross-selling between Merchandise Sales Marketplace for cricket services

Global Marketing Strategy

 

1 Competitive deals with National Governing Bodies to help accelerate digitalization of grass-roots cricket

2 Promote the platform in Cricket enthusiastic countries and provide sponsorship for major cricketing events

3 Focus on cross selling CricClubs products with registered leagues and sponsor live streaming services to high-visibility tournaments for brand coverage

4 Search Engine Optimization, Digital Advertisements & Social Media Promotion for Global outreach

Investors

CricClubs has gained significant market traction without any major investment from inception in 2015. In 2018, CricClubs raised $205k through Friends and Family to accelerate product development.

Founders



Ganesh Nallapareddy - Co-Founder, CEO & Head of Operations

Ganesh Nallapareddy is an energetic and self-driven leader with over 15 years of Information Technology and Management. He pursued his Bachelor of Engineering degree in Electronics and Communications in India and Masters in Computer science at Western Kentucky University, Kentucky, USA.

Ganesh is a passionate Cricketer and Cricket administrator. He founded Milwaukee Premier League, a cricket league in Milwaukee, Wisconsin, USA and quickly understood the complexities in organizing a cricket league. He developed a digital strategy for the league by building an app to simplify the management of the league. The league management app became a huge success leading to reachouts from various other cricket leagues across the US. More than 40 cricket leagues started using CricClubs digital platform in a short period. This led to the incorporation of CricClubs.



Visweswara Kottapalli - Co-Founder, President & Head of Strategy & Global Business Development

Visweswara (Vissu) Kottapalli has over 19 years of experience in Information technology and Management. Vissu pursued his Bachelor's in Computer Science Engineering in India and Masters in Computer Science at the University of Nebraska - Lincoln, Nebraska, USA. Vissu is also Co-Founder & Board Member of NAAAP-Milwaukee, a chapter of National Association of Asian-American professionals.

Vissu's work in strategic planning and global business development approach helped CricClubs build strong relations with global cricket stakeholders such as International Cricket Council (official Cricket governing body of the world) and major media stakeholders such as Star TV and The Times Group.

Team

 Ganesh Nallapareddy					CEO

 Visweswara Kottapalli				President

 Vikas Korde							Head Of Customer Success

 Surendranath Illathur				Head of E-Commerce

Perks

$500	Customized CricClubs Jersey with your Name and Number
$2,000	Customized CricClubs Jersey with your Name and Number Pack of Cricket Balls (6)
$5,000	Customized CricClubs Jersey with your Name and Number Cricket Bat Pack of Cricket Balls (6)

FAQ

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